UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13D-1(A) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2(A).
                         (AMENDMENT NO. ______________)*


                            PNB FINANCIAL GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   693470 10 6
                       ---------------------------------
                                 (CUSIP Number)
--------------------------------------------------------------------------------

       ARNOLD C. HAHN                                  STANLEY F. FARRAR
       WESTERN BANCORP                                SULLIVAN & CROMWELL
 4100 NEWPORT PLACE, SUITE 900                        1888 CENTURY PARK EAST
NEWPORT BEACH, CALIFORNIA 92660                   LOS ANGELES, CALIFORNIA 90067
        (949) 863-2351                                    (310) 712-6600
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 OCTOBER 6, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

                               Page 1 of 7 Pages

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                 SEC 1746(12-91)

---------------------                                      ---------------------
CUSIP NO. 693470 10 6                                        PAGE 2 OF 7 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     WESTERN BANCORP
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     WC; BK; OO
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                            [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     CALIFORNIA
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    553,166 (1)
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     0
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      553,166 (1)
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     553,166 (1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.9% (1)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     HC; CO
--------------------------------------------------------------------------------
     (1)  See Item 5.
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                      ---------------------
CUSIP NO. 693470 10 6                                        PAGE 3 OF 7 PAGES
---------------------                                      ---------------------

                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

         This statement on Schedule 13D (the "Statement") relates to the common stock, no par value (the "Common Stock"), of PNB Financial Group, Inc., a California corporation ("PNB" or the "Company"). The principal executive offices of the Company are located at 4665 MacArthur Court, Newport Beach, California 92660.

ITEM 2. IDENTITY AND BACKGROUND.

         This Statement is filed by Western Bancorp ("Western" or the "Reporting Person").

         (A), (B), (C) AND (F). The principal business offices of Western are located at 4100 Newport Center Place, Suite 900, Newport Beach, California 92660.

         Western is a California corporation.

         (D) AND (E). During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons listed on
Schedule 1 hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         It is presently anticipated that, should any purchase of shares of Common Stock be made by Western pursuant to the Option Agreement described below in Item 4, the source of any funds used in any such purchase would be Western's available cash, cash equivalents available for sale securities and bank financing.

ITEM 4. PURPOSE OF TRANSACTION.

     A.   THE MERGER AGREEMENT

         On October 6, 1998, Western and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which the Company agreed to merge with and into Western (the "Merger"). The Merger is subject to receipt of regulatory and shareholder approvals, as well as other closing conditions, and it is estimated that the merger will be consummated not later than the first quarter of 1999, subject to satisfaction of such closing conditions.

         Under the terms of the Merger, each shareholder of PNB will receive one share of common stock, no par value ("Western Common Stock"), of Western. Upon consummation of the Merger, the certificate of incorporation and bylaws and directors and officers of Western shall be the certificate of incorporation and bylaws and directors and officers of the surviving corporation.

         The Merger is subject to the approval of the Board of Governors of the Federal Reserve Board (the "Federal Reserve Board"), the approval of the shareholders of PNB, and the satisfaction of various other terms and conditions set forth in the Merger Agreement.

     B.   THE OPTION.

         As an inducement and a condition to Western's entering into the Merger Agreement, on October 6, 1998, PNB and Western entered into a Stock Option Agreement (the "Option Agreement"), pursuant to which PNB granted Western an option (the "Option") entitling Western to purchase up to 553,166 (or such lesser amount as shall constitute 19.9% of the outstanding shares of Common Stock on the date of exercise) fully paid and nonassessable shares of Common Stock at a price per share equal to $29.625 per share, subject to adjustment in certain circumstances. In the event of any change in the Common Stock by reason of stock dividends, split-ups, recapitalizations, or the like, the type and number of shares of Common Stock subject to the Option shall be increased so that, after such issuance and together with shares of Common Stock previously issued pursuant to the exercise of the Option, the number of shares of Common stock subject to the Option equals 19.9% of the number of shares of Common Stock then issued and outstanding.

         Subject to applicable law and regulatory restrictions, Western may exercise the Option, in whole or in part, at any time following the occurrence of a Purchase Event (as defined below) and prior to an Exercise Termination Event (as defined below).

---------------------                                      ---------------------
CUSIP NO. 693470 10 6                                        PAGE 4 OF 7 PAGES
---------------------                                      ---------------------

         As defined in the Option Agreement, "Purchase Event," means the occurrence of either of the following events or transactions:

1. The acquisition by any Person other than PNB or any PNB Subsidiary of beneficial ownership of shares of Common Stock, such that, upon the consummation of such acquisition, such Person would have beneficial ownership, in the aggregate, of 25% or more of the then outstanding shares of Common Stock; or

2. The occurrence of a Preliminary Purchase Event described in Section 2(b)(i) or (ii) of the Option Agreement except that he percentage referred to in either such case shall be 25%.

         As defined in the Option Agreement, "Exercise Termination Event" means any one of the following events:

1.   The time immediately prior to the effective time of the Merger;

2.   Twelve months after the first occurrence of a Purchase Event;

3. Eighteen months after the termination of the Merger Agreement following the occurrence of a Preliminary Purchase Event (as defined below);

4. The termination of the Merger Agreement in accordance with the terms thereof prior to the occurrence of a Purchase Event or a Preliminary Purchase Event (other than a termination of the Merger Agreement by PNB pursuant to Section 8.1(b)(i) or (ii) thereof, by PNB and Western pursuant to Section 8.1(a) thereof if PNB shall at the time have been entitled to terminate the Merger Agreement pursuant to Section 8.1(b)(9) or (ii) thereof or by PNB pursuant to 8.1(g) thereof; or

5. Eighteen months after the termination of the Merger Agreement by PNB pursuant to Section 8.1(b)(i) or (ii) thereof, by PNB and Western pursuant to Section 8.1(a) thereof if PNB shall at the time have been entitled to terminate the Merger Agreement pursuant to Section 8.1(b)(9) or (ii) thereof or by PNB pursuant to 8.1(g) thereof.

         As defined in the Option Agreement, "Preliminary Purchase Event" means any one of the following events:

1. PNB or any of its subsidiaries (each, a "PNB Subsidiary") shall have entered into an agreement to engage in an Acquisition Transaction (as defined below) with any Person (the term "Person" for purposes of the Option Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act"), and the rules and regulations thereunder) other than Western or any of its subsidiaries (each, a "Western Subsidiary") or the Board of Directors of PNB shall have recommended that the shareholders of PNB approve or accept any Acquisition Transaction with any Person other than Western or any Western Subsidiary. For purposes of the Option Agreement, "Acquisition Transaction" shall mean (x) a merger or consolidation, or any similar transaction, involving PNB or any PNB Subsidiary, (y) a purchase, lease or other acquisition of all or substantially all of the assets of PNB or assumption of all or substantially all the deposits of PNB or any PNB Subsidiary or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of PNB or any PNB Subsidiary, provided that the term "Acquisition Transaction" does not include any internal merger or consolidation involving only PNB and/or PNB Subsidiaries;

2. Any Person (other than Western or any Western Subsidiary or any PNB Subsidiary acting in a fiduciary capacity in the ordinary course of business) shall have acquired Beneficial Ownership or the right to acquire Beneficial Ownership, of shares of Common Stock (the term "Beneficial Ownership" for purposes of the Option Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act, and the rules and regulations thereunder) such that, upon the consummation of such acquisition, such Person would have Beneficial Ownership, in the aggregate, of 10% or more of the then outstanding shares of Common Stock;

3. Any Person other than Western or any Western Subsidiary shall have made a bona fide proposal to PNB or its shareholders, by public announcement or written communication that is or becomes the subject of public disclosure, to engage in an Acquisition Transaction (including, without limitation, any situation in which any Person other than Western or any subsidiary of Western shall have commenced (as such term is defined in Rule 14d-2 under the Exchange Act) or shall have filed a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to, a tender offer or exchange offer to purchase any shares of Common Stock such that, upon consummation of such offer, such Person would own or control 10% or more of the then outstanding shares of Common Stock (such an offer being referred to herein as a "Tender Offer" or an "Exchange Offer", respectively));

4. After a proposal is made by a third party to PNB or its shareholders to engage in an Acquisition Transaction or such third party states its intention to make such a proposal if the Merger Agreement terminates and/or the Option expires, PNB shall

---------------------                                      ---------------------
CUSIP NO. 693470 10 6                                        PAGE 5 OF 7 PAGES
---------------------                                      ---------------------

     have breached any covenant or obligation contained in the Merger Agreement and such breach would entitle Western to terminate the Merger Agreement (without regard to the cure period provided for therein);

5. The holders of Common Stock shall not have approved the Merger Agreement by the requisite vote at the meeting of such shareholders held for the purpose of voting on the Merger Agreement, or such meeting shall not have been held or shall have been canceled prior to termination of the Merger Agreement, in each case after it shall have been publicly announced that any Person (other than Western or any Western Subsidiary) shall have (A) made, or disclosed an intention to make, a bona fide proposal to engage in an Acquisition Transaction, (B) commenced a Tender Offer or filed a registration statement under the Securities Act with respect to an Exchange Offer or (C) filed an application (or given a notice) with, whether in draft or final form, the Federal Reserve Board or any other governmental authority or regulatory or administrative agency or commission (each, a "Governmental Authority"), for approval to engage in an Acquisition Transaction;

6. Any Person (other than Western or any Western Subsidiary), other than in connection with a transaction to which Western has given its prior written consent, shall have filed an application or notice with the Federal Reserve Board or other Governmental Authority for approval to engage in an Acquisition Transaction; or

7. PNB's Board of Directors shall have withdrawn or modified (or publicly announced its intention to withdraw or modify) in any manner adverse in any respect to Western its recommendation that the shareholders of PNB approve the transactions contemplated by the Merger Agreement in anticipation of engaging in an Acquisition Proposal, or PNB or any PNB Subsidiary shall have authorized, recommended, proposed (or publicly announced its intention to authorize, recommend or propose) an agreement to engage in an Acquisition Transaction with any person other than Western or a Western Subsidiary.

         As provided in the Option Agreement, in the event that Western is entitled and wishes to exercise the Option, it must send to PNB a written notice (the date of which is referred to in the Option Agreement as the "Notice Date") specifying (1) the total number of shares of Common Stock which Western intends to purchase pursuant to such exercise, (2) the aggregate purchase price as provided herein, and (3) a period of time (not less than three business days, nor more than 60 business days) running from the Notice Date and a place at which the closing of such purchase shall take place; provided, however, that if prior notification to or approval of the Federal Reserve Board or any other Governmental Authority is required in connection with such purchase, Western will promptly file, and expeditiously process the required notice or application for approval.

         Under the BHC Act, Western may not directly or indirectly acquire more than 5 percent of the outstanding shares of any class of voting securities of PNB without application to and prior approval from the Federal Reserve Board.

         If PNB enters into certain agreements relating to the consolidation or merger of PNB or the sale of substantially all of its assets or deposits, PNB is required to make proper provision so that the Option will, upon consummation of such transaction, be converted into, or exchanged for, an option (the "Substitute Option") in the surviving corporation in a consolidation or merger or in the transfer of substantially all of PNB's assets or deposits, as the case may be. The Substitute Option will have the same terms and conditions as the Option; provided, however, that to the extent terms and conditions of the Substitute Option cannot legally be identical to those of the Option, they will in no event be less advantageous to Western.

         In certain circumstances related to the exercise of the Option, the time period specified in the Option Agreement will be extended at the request of Western (1) to the extent necessary to obtain all regulatory approvals and for the expiration of all statutory waiting periods and (2) to the extent necessary to avoid liability under Section 16(b) of the Exchange Act by reason of such exercise; provided, however, that in no event shall any closing date occur more than six months after the related Notice Date.

         The Option may be assigned by Western in certain circumstances, subject to the terms and conditions described in the Option Agreement.

         Other than as described herein, the Reporting Person has no present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company;
(vi) any other material change in the Company's business or corporate structure;
(vii) changes in the Company's certificate of incorporation or by-laws or other actions which may impede the acquisition of control of the Company by any persons; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to those enumerated above (collectively, the "Specified Actions"). However, the Reporting Person intends to evaluate the proposed Merger on an ongoing basis and, depending on its evaluation of the business and

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CUSIP NO. 693470 10 6                                        PAGE 6 OF 7 PAGES
---------------------                                      ---------------------

prospects of the Company and other factors that it may deem relevant, the Reporting Person may determine to dispose of such shares or acquire additional shares or take other actions if market conditions or other business considerations, in the judgment of the Reporting Person, warrant. Such additional acquisitions may be effected through open market purchases, privately negotiated transactions, tender offers to existing holders or through direct negotiation with the Company. Such further acquisitions, dispositions or other actions may or may not result in any of the Specified Actions.

         All references to the Option Agreement are qualified in their entirety by the full text of such agreement, a copy of which is attached as Exhibit B hereto and is incorporated by reference herein. See also Item 7.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (A) AND (B). As result of entry into the Option Agreement and the granting of the Option thereunder, pursuant to Rule 13d-3 under the Exchange Act, Western may be deemed to own beneficially 553,166 shares of Common Stock (or such lesser amount as shall constitute 19.9% of the outstanding shares of Common Stock on the date of exercise), constituting approximately 19.9% of the shares of Common Stock issued and outstanding as of October 6, 1998. Western expressly disclaims any beneficial ownership of the 553,166 shares of Common Stock which are obtainable by Western upon exercise of the Option because the Option is exercisable only under the limited circumstances set forth in the Option Agreement, none of which has occurred as of the date hereof, and only then with regulatory approval (if, as a consequence, Western would own more than 5% of the outstanding shares of Common Stock).

         (C). Neither the Reporting Person, nor, to the best knowledge of the Reporting Person, any of the persons listed on Schedule 1 hereto, has effected any transactions in the securities of the Company during the past 60 days other than those transactions described above.

         (D) AND (E). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In connection with the execution of the Merger Agreement, Western entered into shareholder agreements, all dated as of October 6, 1998 (each, a "Shareholder Agreement")(a form of which is attached hereto as Exhibit C), with Allan C. Barbieri, Doug Heller, Martin T. Hart, James K. Schuler, Bernard F. Schneider, and Barney Whitesell, each solely in their capacities as shareholders of PNB. Messrs. Barbieri, Heller, Hart, Schuler, Schneider and Whitesell each agreed to vote or cause to be voted, or execute a written consent with respect to, all shares of Common Stock then held of record or beneficially owned, directly or indirectly, by such shareholder in favor of adoption and approval of the principal terms of the Merger Agreement and all transactions contemplated thereby at every meeting of shareholders of the Company at which such matters are considered. The Shareholder Agreements terminate upon the termination of the Merger Agreement prior to the effective time of the Merger or upon the effective time of the Merger, as more fully described in the Shareholder Agreements.

         All references to the Shareholder Agreements are qualified in their entirety by the full text of such agreements, a form of which is attached as Exhibit C hereto and is incorporated by reference herein. See also Item 7.

         Except as set forth above, neither Western nor, to the best knowledge of Western, any of the persons listed on Schedule 1 hereto has any contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to any securities of PNB, including, but not limited to, transfer or voting of any securities of PNB, finder's fees, joint ventures, loan or option agreements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 2.1 Agreement and Plan of Merger, dated as of October 6, 1998, between Western and PNB.

     Exhibit 99.1 Option Agreement, dated as of October 6, 1998, between PNB and Western.

     Exhibit 99.2     Form of Shareholder Agreement.

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CUSIP NO. 693470 10 6                                        PAGE 7 OF 7 PAGES
---------------------                                      ---------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 20, 1998                       WESTERN BANCORP


                                       By:  /s/ Arnold C. Hahn
                                          --------------------------------------
                                            Name:   Arnold C. Hahn
                                            Title:  Executive Vice President
                                                    and Chief Financial Officer

                                   SCHEDULE 1

                   DIRECTORS AND EXECUTIVE OFFICERS OF WESTERN

         Each of the individuals listed below is an American citizen.


NAME                              PRESENT AND PRINCIPAL OCCUPATION                             BUSINESS ADDRESS
Hugh S. Smith, Jr.                Chairman of the Board and Director of Western                1251 Westwood Blvd.
                                                                                               Los Angeles, CA  90024

Matthew P. Wagner                 Chief Executive Officer, President and Director of Western   1251 Westwood Blvd.
                                                                                               Los Angeles, CA  90024

Arnold C. Hahn                    Executive Vice President, Chief Financial Officer and        4100 Newport Place, Suite 900
                                  Director of Western                                          Newport Beach, CA  92660

Robert M. Borgman                 Executive Vice President and Chief Credit Officer            4100 Newport Place, Suite 900
                                                                                               Newport Beach, CA  92660

Suzanne G. Brennan                Executive Vice President - Operations                        4100 Newport Place, Suite 900
                                                                                               Newport Beach, CA  92660

Julius G. Christensen             Executive Vice President, General Counsel & Secretary of     4100 Newport Place, Suite 900
                                  Western                                                      Newport Beach, CA  92660

Rice E. Brown                     President of Rice Brown Financial Services Inc. and          27127 Calle Arroyo, Suite 1907
                                  Director of Western                                          San Juan Capistrano, CA  92675

John M. Eggemeyer                 President of Belle Plain Partners, Inc. and Castle Creek     6051 El Tordo
                                  Capital L.L.C.; and Director of Western                      P.O. Box 1329
                                                                                               Rancho Santa Fe, CA  92067

William C. Greenbeck              Managing General Partner of Downey Land Limited and          9530 East Imperial Highway
                                  Director of Western                                          Downey, CA  90242

Robert L. McKay                   Director of Western                                          11551 Plantero Drive
                                                                                               Santa Ana, CA  92705

Mark H. Stuenkel                  President and Chief Executive Officer of Southern            4100 Newport Place, Suite 900
                                  California Bank and Director of Western                      Newport Beach, CA  92660

Dale E. Walter                    Operator of Golf Holidays and Director of Western            50855 Washington St., Suite E211
                                                                                               La Quinta, CA  92253